UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Telkonet, Inc.

(Exact Name of Registrant as Specified in Charter)

UTAH	001-31972	87-0627421
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

20800 Swenson Dr. Suite 175, Waukesha, WI	53186
(Address of Principal Executive Offices)	(Zip Code)

F. John Stark III	(262) 302-0473
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Company Overview

Telkonet, Inc. (“we” or the “Company”), formed in 1999 and incorporated under the laws of the state of Utah, is made up of two synergistic business divisions, EcoSmart Energy Management Technology and EthoStream High Speed Internet Access (HSIA) Network. Our EcoSmart Suite of products provide comprehensive savings, management and reporting of a building's room-by-room energy consumption. We sell our EcoSmart Suite to the hospitality, educational, military and health care market sectors. The Company has one supplier that it contracts to manufacture the EcoSmart Suite of products.

Products Overview

Our EcoSmart Suite of products consists of wired and wireless technology components and devices, including occupancy sensors and intelligent programmable thermostats and door/window contacts.

Supply Chain Overview

Using our supply chain due diligence processes we asked our supplier to provide us a list of materials used in the manufacturing of our products. Based on our supplier’s response to our inquiry, the Company determined that certain products and components we contract to manufacture contain tin, tungsten, tantalum and/or gold (“3TG”) and those minerals are necessary for the production or functionality of the products. We refer to these as our “necessary conflict minerals”. The Company relied upon this supplier to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. The supplier provided us with their Electronic Industry Citizenship Coalition (“EICC”) report. The EICC report is a template that is widely used in the declaration of the conflict minerals.

Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

Based on our analysis of our supplier EICC report, we found that “our necessary conflict minerals” can be found in the products that we contract to manufacture and are subject to the reporting obligations of Rule 13p-1. Based on our RCOI, we have no reason to believe that our necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and as a result we are not required to file a Conflict Minerals Report.

The Company has also disclosed this information on its publicly available Internet website, which is available at http://investors.telkonet.com/investors/investor-relations/SEC-Filings.

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SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telkonet, Inc. Registrant

Date: May 31, 2016	By:	/s/ Jason L. Tienor
Jason L. Tienor Chief Executive Officer (principal executive officer)

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